Exhibit 12.3

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges

($ in thousands)
Twelve Months Ended September 30,	2004	2003	2002	2001	2000(a)

FIXED CHARGES:
Interest Expense	$42,106	$42,309	$44,326	$49,197	$43,535
Amortization of Debt Premium, Discount and Expense	426	855	391	260	346
Interest Component of Rentals	968	594	12	12	12

Total Fixed Charges	$43,500	$43,758	$44,729	$49,469	$43,893

EARNINGS:
Net Income before Dividends on Preferred Stock	$96,590	$110,898	$48,687	$85,770	$84,574
Add:
Income Taxes Applicable to Utility Operating Income	58,212	68,416	28,263	58,701	47,821
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)— Net	(4,668)	(249)	(512)	(3,530)	(153)
Total Fixed Charges	43,500	43,758	44,729	49,469	43,893

Total Earnings	$193,634	$222,823	$121,167	$190,410	$176,135

Ratio of Earnings to Fixed Charges	4.5	5.1	2.7	3.8	4.0

(a)	Amounts for fiscal year 2000 reflects the consolidated balances of Washington Gas Light Company and its former subsidiaries.